UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 4, 2024, Grindrod Shipping Holdings Ltd. (the “Company”) issued an announcement that it proposes to seek the approval of the shareholders of the Company at an extraordinary general meeting of the Company to be convened for a selective capital reduction exercise to be undertaken by the Company (the “Selective Capital Reduction”) pursuant to sections 78G to 78I of the Companies Act 1967 of Singapore.

Our majority shareholder, Taylor Maritime Investments Ltd. (“TMI”), whose wholly-owned subsidiary Good Falkirk (MI) Ltd. holds 82.33% of the issued share capital of the Company, will not participate in this Selective Capital Reduction. TMI will issue a related announcement on the London Stock Exchange and on its website.

A copy of the Company’s announcement is filed as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Announcement of Proposed Selective Capital Reduction dated April 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: April 4, 2024	/s/ Edward Buttery
	Name:	Edward Buttery
	Title:	Chief Executive Officer